                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)

                              ENVIRITE CORPORATION
                              --------------------
                                (Name of Issuer)

                              ENVIRITE CORPORATION
                              --------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                          (Title of Class Securities)


                              Common Stock - None
                              -------------------
                     (CUSIP Number of Class of Securities)

                       On Behalf of Envirite Corporation

                              Gil C. Tily, Esquire
                             Dechert Price & Rhoads
                        Princeton Pike Corporate Center
                                 P.O. Box 5218
                              Princeton, NJ 08543
                                 (609) 520-3224

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

       This statement is filed in connection with (check the appropriate box):

       a.   [x]   The filing of solicitation materials or an information
                  statement subject to Regulation 14A [17 CFR 240.14a.1 to
                  240.14a-103], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                  or Rule 13e-3(c) [(S)240.13e-3c)] under the Securities
                  Exchange Act of 1934.

       b.   [ ]   The filing of a registration statement under the Securities
                  Act of 1933.

       c.   [ ]  A tender offer.

       d.   [ ]  None of the above.

       Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee

         Transaction                  Amount of Filing Fee
         Valuation*

         $9,500,000                   $1,900
-------------------------------------

*Based upon the aggregate maximum amount of cash to be paid to shareholders pursuant to the offer.

 [x]   Check box if any part of the fee is offset as provided by Rule 0-11
       (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,900
Form or Registration No.:  Schedule 13E-4
Filing Party:  Envirite Corporation
Date Filed:  December 26, 1995

            The information set forth below in this Amendment No. 1 ("Amendment") hereby amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 26, 1995 by Envirite Corporation, a Pennsylvania corporation (the "Company"), with respect to the Company's offer to purchase up to $9,500,000 of its outstanding shares of common stock, par value $1.00 per share (the "Shares"), upon the terms and subject to the conditions set forth in (i) the Supplement dated January 31, 1996 (the "Supplement") which is being filed as Exhibit (d)(5) hereto, (ii) the original Offer to Purchase sent to shareholders (the "Offer to Purchase"), a copy of which was filed as Exhibit
  (d)(1) to the Schedule 13E-3, and (iii) the related Letter of Transmittal ("Letter of Transmittal"), a copy of which was filed as Exhibit (d)(2) to the
  Schedule 13E-3. The Offer to Purchase as modified and supplemented by the Supplement, together with the Letter of Transmittal, constitute the "Offer".

            The information set forth in Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4, which is being filed by the Company with the Commission on the date hereof and attached hereto as Exhibit (g)(2), is hereby expressly incorporated herein by reference and the responses to each item below are qualified in their entirety by the information set forth therein (including all exhibits thereto).

            The Company does not concede the applicability of Rule 13e-3 to the transactions described herein by the filing of this Schedule 13E-3.


  ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the Supplement is incorporated herein by reference.

            The Company acknowledges and confirms that its rights under conditions (a), (b) and (d) under "Certain Conditions of the Offer" set forth in the Offer to Purchase are subject to a standard of reasonableness and may be exercised only if the Company uses its reasonable judgment in making any determination thereunder.


  ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(g) The information set forth in the Supplement is incorporated herein by reference.

  ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a)-(d) The information set forth in the Supplement is incorporated herein by reference.

  ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a), (b), (d) and (e) The information set forth in the Supplement is incorporated herein by reference.

  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a) The information set forth in the Supplement is incorporated herein by reference.

  ITEM 16. ADDITIONAL INFORMATION.

  Reference is hereby made to the Supplement, the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to the Schedule 13E-3, as amended, as Exhibits (d)(5), (d)(1), and (d)(2), respectively, and incorporated in their entirety herein by reference.

  ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (d)(5)  Supplement dated January 31, 1996.

  (g)(2)  Amendment No. 1 to Issuer Tender Offer Statement on
          Schedule 13E-4.



                               S I G N A T U R E

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      ENVIRITE CORPORATION



                                      By:/s/ Geoffrey Stengel, Jr.
                                         ---------------------------
                                         Geoffrey Stengel, Jr.
                                         President
  Dated: February 1, 1996

                                 EXHIBIT INDEX


                                                         SEQUENTIALLY
  EXHIBIT                                                NUMBERED
  NO.       DESCRIPTION                                  PAGE
  ---       -----------                                  ------------


  (d)(5)   Supplement Dated January 31, 1996 ..........          6

  (g)(2)    Amendment No. 1 to Issuer Tender Offer
            Statement on Schedule 13E-4. ..............         12